EXHIBIT 99.1

FirstService Adopts Dividend Policy and Declares Quarterly Dividend on Common Shares

TORONTO, June 18, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSV) ("FirstService") announced today that its board of directors has declared a quarterly dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares") of FirstService of US$0.10 per Common Share. The dividend is payable on July 7, 2015 to holders of Common Shares of record at the close of business on June 30, 2015. The dividend is an "eligible dividend" for Canadian income tax purposes.

The declared dividend is in keeping with the disclosure by Colliers International Group Inc. (formerly named FirstService Corporation) ("Old FirstService"), prior to the completion of the spin-off transaction involving Old FirstService and FirstService. As such, the board of directors of FirstService today adopted a dividend policy pursuant to which FirstService intends to make quarterly cash dividends to holders of Common Shares of record at the close of business on the last business day of each calendar quarter. The quarterly dividend is initially set at US$0.10 per Common Share (US$0.40 per annum). Each quarterly dividend will be paid within 30 days after the dividend record date. The terms of the dividend policy remain, among other things, at the discretion of the board of directors of FirstService. Future dividends on the Common Shares, if any, will depend on the results of FirstService's operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $1.1 billion in annual revenues and has more than 15,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders.

The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol "FSV". For the latest news from FirstService Corporation, visit www.FirstService.com.

Advisory Regarding Forward-Looking Information

Information in this press release that is not a historical fact is "forward-looking information". Words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. Forward-looking information in this press release is based on current objectives, strategies, expectations and assumptions which management considers appropriate and reasonable at the time. The forward-looking information in this press release includes, but is not limited to, statements with respect to future FirstService dividends and the amounts of those dividends and expected future attributes of FirstService.

By its nature, forward-looking information is subject to risks and uncertainties which may be beyond the ability of FirstService to control or predict. The actual results, performance or achievements of FirstService could differ materially from those expressed or implied by forward-looking information. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: business cycles, including general economic conditions in the countries in which FirstService operates, which will, among other things, impact demand for services and the cost of providing services; the ability of FirstService to implement its business strategy, including its ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations; changes in foreign exchange rates; increased competition; credit of third parties; changes in interest rates; and the availability of financing. Additional information on certain of these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in Old FirstService's Annual Information Form for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Other factors, risks and uncertainties not presently known to FirstService or that FirstService currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information.

Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. FirstService disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CONTACT: COMPANY CONTACTS:

         Scott Patterson
         Chief Executive Officer
         (416) 960-9500

         Jeremy Rakusin
         Chief Financial Officer
         (416) 960-9500